# UNITED STATES

## SECURITIES AND EXCHANGE COMMISSION

### Washington, D.C. 20549

## FORM 8-K

## CURRENT REPORT

### Pursuant to Section 13 or 15(d) of
### The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported):  **May 30, 2006**

## POTOMAC ELECTRIC POWER COMPANY

(Exact name of registrant as specified in its charter)

| **District of Columbia and Virginia** | **001-01072** | **53-0127880** |
|---|---|---|
| (State or other jurisdiction of incorporation) | (Commission File Number) | (IRS Employer Identification No.) |

| **701 Ninth Street, N.W., Washington, DC** | **20068** |
|---|---|
| (Address of principal executive offices) | (Zip Code) |

Registrant's telephone number, including area code    **(202) 872-3526**

**Not Applicable**

(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐  Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐  Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐  Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐  Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

**Item 1.01    Entry into a Material Definitive Agreement**

On May 30, 2006, Potomac Electric Power Company, a wholly owned subsidiary of Pepco Holdings, Inc. ("PHI"), and certain affiliated companies (collectively, "Pepco") entered into a Settlement Agreement and Release (the "Settlement Agreement") with Mirant Corporation ("New Mirant") and certain affiliated companies (collectively, "Mirant"), which, subject to court approval, settles all outstanding issues between the parties arising from or related to the bankruptcy of Mirant

**Background**

In 2000, Pepco sold substantially all of its electricity generation assets to Mirant.  As part of the Asset Purchase and Sale Agreement (the "APSA") for the transaction, Pepco entered into several ongoing contractual arrangements with Mirant.  Those arrangements included (i) the agreement of Mirant to purchase from Pepco, at the cost paid by Pepco, the capacity and energy that Pepco is obligated to purchase under certain power purchase agreements (the "PPAs") with third parties (the "Back-to-Back Arrangement"), (ii) the assignment to Mirant of Pepco's rights and obligations under a Facility and Capacity Credit Agreement (the "FCC Agreement") and a Site Lease Agreement (together with the FCC Agreement, the "SMECO Agreements") with Southern Maryland Electric Cooperative, Inc. ("SMECO"), and (iii) numerous ancillary executory contracts, such as easements and interconnection agreements.

In July 2003, Mirant filed a voluntary petition for reorganization under Chapter 11 of the U.S. Bankruptcy Code in the U.S. Bankruptcy Court for the Northern District of Texas (the "Bankruptcy Court").

The principal PPA that is subject to the Back-to-Back Arrangement is a power purchase agreement with Panda-Brandywine, L.P. ("Panda") under which Pepco is obligated to purchase from Panda, 230 megawatts of energy and capacity annually through 2021 at rates that currently are significantly in excess of market prices (the "Panda PPA").  In the bankruptcy, Mirant has sought to reject the Back-to-Back Arrangement under the APSA (or, alternatively, the APSA in its entirety), and Pepco has opposed these efforts.  Also in the bankruptcy, Mirant has sought to reject the FCC Agreement.  Pepco is the guarantor of Mirant's performance obligations to SMECO under the FCC Agreement.  Pepco and SMECO have objected to Mirant's efforts to reject the FCC Agreement.  A discussion of the potential financial impact on Pepco of the rejection by Mirant of the Back-to-Back Arrangement as it relates to the Panda PPA and the FCC Agreement is set forth in Part I, Item 2 ("Management's Discussion and Analysis of Financial Condition and Results of Operations") of PHI's and Pepco's Forms 10-Q for the quarter ended March 31, 2006, under the heading "Regulatory and Other Matters -- Relationship with Mirant Corporation."

On December 9, 2005, the Bankruptcy Court approved Mirant's Plan of Reorganization (the "Reorganization Plan") and the Mirant business emerged from bankruptcy on January 3, 2006. However, the Reorganization Plan did not resolve the issues relating to Mirant's efforts to reject the Back-to-Back Arrangement and the FCC Agreement.

**Summary**

The Settlement Agreement addresses all of the outstanding legal disputes between Mirant and Pepco arising out of the Mirant bankruptcy, including Mirant's efforts to reject the Back-to-Back Arrangement, the APSA and the FCC Agreement. Under the Settlement Agreement, which must be approved by either the U.S. District Court for the Northern District of Texas (the "District Court") or the Bankruptcy Court, Pepco has agreed to allow Mirant to reject the Back-to-Back Arrangement in exchange for a guaranteed payment of $450 million to be realized by Pepco through the mandatory resale by Pepco of shares of Mirant common stock distributed to Pepco pursuant to the Reorganization Plan. Pepco intends to place the $450 million in a special purpose account, which will be invested in stable financial instruments to be used to pay for future capacity and energy purchases under the Panda PPA. Alternatively, if the market price of the Mirant common stock falls below $16 per share (it currently is trading at approximately $25 per share), and no distribution of shares has been made by Mirant, Mirant can elect to assume and continue to perform its obligations under the Back-to-Back Arrangement. In this case, Pepco would incur no rejection damages and would receive no payment.

Other than the Back-to-Back Arrangement, Mirant will assume the APSA and related ancillary contracts.

Pepco also will receive under the Settlement Agreement a payment from Mirant in the amount of $70 million to reimburse Pepco for other claims and for all of its and SMECO's legal fees.

Separately, Mirant and SMECO have entered into a Settlement Agreement and Release (the "SMECO Settlement Agreement"). The SMECO Settlement Agreement provides that Mirant will assume, rather than reject, the FCC Agreement. This assumption ensures that Pepco will not incur liability to SMECO as the guarantor of the FCC Agreement due to the rejection of the FCC Agreement, although Pepco will continue to guarantee to SMECO the future performance of Mirant under the FCC Agreement.

On May 31, 2006, Mirant submitted the Settlement Agreement and the SMECO Settlement Agreement to the Bankruptcy Court and to the District Court for approval. The Settlement Agreement will become effective when the Bankruptcy Court or the District Court, as applicable, has entered a final order, not subject to appeal or rehearing, approving both the Settlement Agreement and the SMECO Settlement Agreement (the "Effective Date").

Until the Settlement Agreement is approved, Mirant is required to continue to perform all of its contractual obligations to Pepco.

**Terms of the Settlement Agreement**

The following is a summary of the material terms of the Settlement Agreement. This summary is qualified by reference to the text of the Settlement Agreement, a copy of which is attached hereto as Exhibit 10.1 and is hereby incorporated by reference.

*(A) APSA.* New Mirant will assume the APSA, except for the Back-to-Back Arrangement (the "Assumed APSA"), and will assign the Assumed APSA to Mirant Power Purchase, LLC ("MPP"). MPP will accept the assignment of the Assumed APSA and will cure all defaults under the Assumed APSA (other than defaults that are released in the Settlement Agreement). MPP will also agree to discharge and perform all obligations and liabilities due to or for the benefit of Pepco under the Assumed APSA, without recourse against Pepco. New Mirant will unconditionally guarantee MPP's performance of all obligations due to Pepco under the Assumed APSA.

*(B) Other Assumed Agreements.* Each affiliate of New Mirant that is a party to an agreement, contract, or lease ancillary or connected to the Assumed APSA (the "Other Assumed Agreements") will assume the Other Assumed Agreement to which it is a party and will either remain liable under the Other Assumed Agreement or assign it to another Mirant entity. As with the Assumed APSA, the Mirant entity assuming an Other Assumed Agreement will cure all defaults under the Other Assumed Agreement (other than defaults that are released in the Settlement Agreement) and will agree to discharge and perform all obligations and liabilities due to or for the benefit of Pepco under the Other Assumed Agreement, without recourse against Pepco. New Mirant will also unconditionally guarantee the Mirant entities' performance of all obligations and liabilities due to Pepco under the Other Assumed Agreements.

*(C) SMECO Agreements*. Mirant Chalk Point, LLC will assume the SMECO Agreements and will also cure all defaults thereunder (other than defaults that are released in the SMECO Settlement Agreement) and will agree to perform all obligations and liabilities due to or for the benefit of SMECO under the SMECO Agreements, without recourse against Pepco or SMECO. Pepco will hold harmless and indemnify Mirant from and against any claim by SMECO for legal fees that it incurred related to Mirant's bankruptcy or any proceeding initiated by Mirant or SMECO in the Bankruptcy Court or the District Court related to the SMECO

Agreements.  New Mirant will unconditionally guarantee Mirant Chalk Point, LLC's performance of all obligations and liabilities due to SMECO under the SMECO Agreements.

*(D)  Back-to-Back Arrangement*.  Mirant will reject the Back-to-Back Arrangement, and the Back-to-Back Arrangement will be deemed terminated, as of midnight on May 31, 2006.  Alternatively, under the conditions described in Paragraph M herein, Mirant may elect to assume, rather than reject, the Back-to-Back Arrangement.

*(E)  Pepco's Class 3 Claim*. On the Effective Date, Pepco will receive an allowed Mirant Debtor Class 3 - Unsecured Claim (as defined in the Reorganization Plan) against Mirant in such amount as will result in a total aggregate distribution to Pepco, net of certain transaction expenses, having a value of $520 million (or $70 million if Mirant assumes, rather than rejects, the Back-to-Back Arrangement) (the "Pepco Distribution").  That distribution will be paid in shares of common stock of New Mirant (the "Pepco Shares") and in cash in the manner described in Paragraph F herein.

*(F)  Liquidation of Pepco Shares*.  The Pepco Shares will be delivered by New Mirant to Pepco as an initial distribution of 13.5 million shares (the "First Distribution") followed by a second distribution of shares (the "Second Distribution") after the liquidation of the First Distribution.  Pepco will be obligated, within 20 business days following the Effective Date, to enter into an agreement (the "Liquidation Agreement") with a reputable bank or banks for the liquidation of the Pepco Shares, which bank or banks will be selected on the basis of competitive bids. The Liquidation Agreement will provide for the Pepco Shares to be sold by Pepco to the bank or banks as a block trade of the Pepco Shares, with the 13.5 million shares that comprise the First Distribution being transferred immediately upon Pepco's receipt of the First Distribution and the shares comprising the Second Distribution being sold as a forward sale with delivery to occur upon Pepco's receipt of the Second Distribution from New Mirant.  Within one business day following its receipt by New Mirant of a form of Liquidation Agreement acceptable to Pepco and at least two banks, New Mirant will cause Pepco to receive the First Distribution. Within one business day of Pepco's informing New Mirant that Pepco has liquidated the First Distribution and that the bank or banks purchasing the Pepco Shares that comprised the First Distribution have represented to Pepco that it or they can receive the shares comprising the Second Distribution without any such bank holding five percent or more of New Mirant common stock, New Mirant will cause Pepco to receive the Second Distribution.

*(G)  Excess Payment; Shortfall Payment*.  If the sum of the net proceeds that Pepco receives from the bank or banks under the Liquidation Agreement as a result of the liquidation of the Pepco Shares plus the amount of any advance cash

payments made to Pepco (discussed in Paragraph L herein) (the "Sum") is less than the amount of the Pepco Distribution, New Mirant will make a cash payment to Pepco equal to the difference. If the Sum is greater than the Pepco Distribution, Pepco will make a cash payment to New Mirant equal to the difference. Pepco is not entitled to any other distribution under the Reorganization Plan. The Settlement Agreement permits Pepco and New Mirant to modify the procedures for the liquidation of the Pepco Shares by written agreement.

*(H) Allocation of Amounts Received by Pepco*. Of the Pepco Distribution, $450 million represents Pepco's damages resulting from the rejection of the Back-to-Back Arrangement. The $70 million payment will be allocated as follows: (i) $15 million will be allocated to claims asserted by Pepco in connection with the Local Area Support Agreement by and between Pepco and Mirant Potomac River, LLC, f/k/a Southern Energy Mirant Potomac River, LLC occasioned by Mirant Potomac's suspension of operations of the Potomac River Plant in 2005, (ii) $100,000 will be allocated to the Bankruptcy Court's award of that amount to Pepco resulting from Mirant's objection to Pepco's receiving a distribution on its allowed claim under a settlement concerning certain transition power agreements prior to resolution of claims filed by Mirant against Pepco, and (iii) the balance will satisfy certain prepetition claims asserted by Pepco, Pepco's administrative claim related to execution of certificates in connection with pollution control bonds pursuant to Section 7.12 of the APSA, internal and external legal fees and expenses incurred in connection with Mirant's bankruptcy, including the legal fees and expenses incurred by SMECO, and other additional internal and external expenses incurred in connection with Mirant's bankruptcy, and Pepco's economic costs and losses incurred as a result of and/or in connection with Mirant's bankruptcy.

*(I) Dismissal of Actions*. On the Effective Date, Pepco and Mirant will cause all pending appeals, adversary actions or other contested matters between or among them to be dismissed with prejudice.

*(J) Releases in Favor of Mirant*. Pepco will release Mirant from any and all claims, demands, actions, or causes of action which Pepco had or may have, own, or hold for relief, compensation, damages, losses, or remedy of any kind or character, arising from the following: (i) Pepco's claims in Mirant's bankruptcy (other than claims for contingent liabilities based on Mirant's potential failure to perform under executory contracts or unexpired leases after the date of the Settlement Agreement), (ii) Pepco's administrative claim related to execution of certificates in connection with pollution control bonds pursuant to Section 7.12 of the APSA, (iii) the claims asserted by Pepco in connection with the Local Area Support Agreement occasioned by the suspension of operations of the Potomac River Plant in 2005, (iv) internal and external legal fees and expenses incurred in connection with these bankruptcy cases, including the legal fees and expenses incurred by SMECO, and other additional internal and external expenses incurred in connection with Mirant's bankruptcy,

(v) the Bankruptcy Court's award of $100,000 to Pepco resulting from Mirant's objection to Pepco's receiving a distribution on its allowed claim under a settlement concerning certain transition power agreements prior to resolution of claims filed by Mirant against Pepco, (vi) any other claims filed by Pepco in Mirant's bankruptcy and/or in any litigation related to, resulting from or arising out of Mirant's bankruptcy (other than claims for contingent liabilities based on Mirant's potential failure to perform under executory contracts or unexpired leases in the future), (vii) claims arising from the rejection of the Assumption and Assignment Agreement, (viii) if the Back-to-Back Agreement is rejected, claims arising from the rejection of the Back-to-Back Arrangement (other than claims with respect to energy, capacity or other services received by Pepco for periods after July 14, 2003 and before the date of rejection), and (ix) claims arising under the Assumed APSA, the Back-to-Back Arrangement, the Other Assumed Agreements or the SMECO Agreements with respect to any default or failure to perform by any of the Mirant entities party to the Settlement Agreement that (A) exists as of the date of the Settlement Agreement and (B) is within the actual knowledge of a member of senior management of Pepco

　　　　*(K)  Releases in Favor of Pepco*.  Mirant will release Pepco from any and all claims, demands, actions, or causes of action which Mirant had, or may now have, own, or hold for relief, compensation, damages, losses, or remedy of any kind or character, arising from or related to any of the following:  (i) any claim, defense or other matter that was asserted in the Mirant bankruptcy and/or in any litigation related to, resulting from, or arising out of the Mirant bankruptcy (other than claims for contingent liabilities based on Pepco's potential failure to perform under executory contracts or unexpired leases after the date of the Settlement Agreement), (ii) any payments received by or on behalf of Pepco or SMECO, respectively, prior to the date of the Settlement Agreement, including without limitation any avoidance or recovery actions under Sections 544, 545, 547, 548, 549, 550, 551 and/or 553 of the Bankruptcy Code, or under any similar state statutes (except for (A) any payment to be repaid by Pepco for payments made by MPP for energy, capacity or other services delivered after May 31, 2006 under the Back-to-Back Arrangement and (B) any rights to recover, after audit or review, payments made on amounts invoiced by Pepco or SMECO within two years before the date of the Settlement Agreement on the basis that the amounts did not comply with the terms of the APSA, the Other Assumed Agreements or the SMECO Agreements, so long as the basis of such noncompliance is outside the actual knowledge of a member of senior management of Pepco), and (iii) claims arising under the Assumed APSA, the Back-to-Back Arrangement, the Other Assumed Agreements or the SMECO Agreements with respect to any default or failure to perform by Pepco that (A) exists as of the date of the Settlement Agreement and (B) is within the actual knowledge of a member of senior management of Pepco.

*(L)  Advance Payment*.  If the order approving the Settlement Agreement is appealed, New Mirant will pay Pepco $70 million in cash on account of the Pepco Distribution (plus 4% interest if the order is stayed pending appeal calculated from the date of entry of the order to the date of Pepco's receipt of the $70 million).  If the order then becomes a final order, (i) New Mirant will distribute the Pepco Shares to Pepco as if the advance payment had not been made, (ii) Pepco will liquidate the Pepco Shares in accordance with the Settlement Agreement, and (iii) the advance payment will be included as a cash payment made to Pepco on account of the Pepco Distribution in the calculation of any shortfall payment or excess payment due by Mirant or Pepco, as the case may be.

*(M)  Share Price Trigger*.  If the Share Price Trigger (defined as the closing price of shares of Mirant common stock being less than $16.00 per share for four business days in a twenty consecutive business day period) occurs, and no distribution of shares has been made by Mirant to Pepco, Mirant has the one-time option to elect to assume and assign the Back-to-Back Arrangement to MPP.  In that event MPP will be obligated to accept the assignment and cure all defaults under the Back-to-Back Arrangement (other than defaults that are released in the Settlement Agreement), and will agree to discharge and perform when due all obligations and liabilities due to or for the benefit of Pepco under the Back-to-Back Arrangement, without recourse against Pepco.  New Mirant will also unconditionally guaranty MPP's performance of all obligations due to Pepco under the Back-to-Back Arrangement.  If Mirant elects to assume the Back-to-Back Arrangement, the Pepco Distribution shall be reduced to $70 million because Pepco will not incur any rejection damages in connection with the Back-to-Back Arrangement.  Further, only the portion of the Pepco Distribution allocable to the Pepco's pre-petition claims in the bankruptcy case and any interest payable (as discussed in Paragraph L herein) shall be paid in Pepco Shares.  The shares will be liquidated by Pepco as discussed in Paragraph G herein, provided that there will only be a single distribution of Pepco Shares, in an amount reasonably anticipated to produce aggregate proceeds equal to the amount of the Pepco Distribution when liquidated and combined with the cash payment (described in Paragraph L herein), unless the Pepco Shares to be distributed would exceed a 5% voting interest in New Mirant, in which case there shall be two distributions of Pepco Shares (as described in Paragraph F herein).  The balance of the Pepco Distribution will be paid in cash.

**Item 9.01    Financial Statements and Exhibits**

**Exhibit No.    Description of Exhibit**

10.1                Settlement Agreement and Release, dated as of May 30, 2006, by and among Potomac Electric Power Company and certain affiliated companies and Mirant Corporation and certain affiliated companies.

## SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

POTOMAC ELECTRIC POWER COMPANY
(Registrant)

Date     May 31, 2006          /s/ JOSEPH M. RIGBY
                               Name:  Joseph M. Rigby
                               Title:    Senior Vice President and
                                          Chief Financial Officer